Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM TO RAMP UP BUSINESS WITH
ANOTHER EXISTING CUSTOMER: NEW DESIGN
WIN WITH FAST-GROWING TOP-TIER
PROVIDER OF CYBER SECURITY SOLUTIONS

- Revenues From Existing & New Design Wins Expected to Reach
$1M/Year in the Short Term, $3M/Year At Full Production Levels –

KFAR SAVA, Israel – February 17, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has secured a new Design Win from another existing customer, a top-tier network security company, for its Intelligent BYPASS Switches. Based on the customer’s projections, Silicom expects the combined sales from the new and previous Design Wins to reach approximately $1 million per year in the short term, ramping to approximately $3 million per year over time.

“This Win is another example of the growth potential within each and every one of our existing 100+ customers,” commented Shaike Orbach, Silicom’s President and CEO. “Customers such as this security industry leader come to Silicom initially with a need to add specific new features and/or to achieve a performance boost, and later, our relationship builds and strengthens, expanding into deeper co-operations as they come to appreciate our unique IP, technology innovation, superior products, production speed and reliability, and our total dedication to service.

“In fact, our relationship with this customer has evolved from a low-quantity cards Design Win to today’s much higher level of co-operation, in which we are supplying them with both cards and Intelligent Bypass Switches. Furthermore, we continue with discussions regarding their potential use of our Coleto Creek and other products, pointing the way towards a further increase in volumes and an even stronger relationship between our companies. This is the model that we have used to build our business over the last decade and that will continue to fuel our growth in the future.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com